

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2024

Carla Heiss
Senior Vice President
Triton International Ltd
Victoria Place, 5th Floor, 31 Victoria Street
Hamilton HM 10, Bermuda

> **Re: Triton International Ltd**
> **Registration Statement on Form F-3**
> **Filed November 26, 2024**
> **File No. 333-283474**

Dear Carla Heiss:

We have conducted a limited review of your registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

<u>Registration Statement on Form F-3</u>

<u>General</u>

1.   Please provide us with your analysis as to how you satisfy the eligibility requirements in General Instruction I.A.5 of Form F-3. Alternatively, please amend your registration statement using a form on which you are eligible to register your securities.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Rucha Pandit at 202-551-6022 or Taylor Beech at 202-551-4515 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: John Berkery